Exhibit 99.6

Execution Version

AGENCY AGREEMENT

Effective as of January 19, 2021

Cresco Labs Inc.

400 W. Erie Street, Suite 110

Chicago, IL 60654

Attention:	Charles Bachtell,
Chief Executive Officer & Director

The undersigned, ATB Capital Markets Inc. (the “Agent”), as agent, understands that Cresco Labs Inc. (the “Corporation”) proposes to issue and sell subordinated voting shares of the Corporation (the “Offered Shares”) at a price of CDN$16.00 per Offered Share (the “Offering Price”) for aggregate gross proceeds of up to USD$125,000,000 (the “Offering”). The offering of the Qualified Securities (as defined herein) by the Corporation is hereinafter referred to as the “Offering”.

The Corporation has prepared and filed a preliminary short form base shelf prospectus dated July 17, 2019 (the “Preliminary Base Shelf Prospectus”) and a final short form base shelf prospectus dated July 25, 2019 (the “Final Base Shelf Prospectus”) in respect of the offering of subordinate voting shares (“Subordinate Voting Shares”), debt securities, subscription receipts, warrants to purchase other securities, units comprising of one or more of the other securities in one or more offerings for an aggregate offering price of up to $500,000,000 with the British Columbia Securities Commission (the “Reviewing Authority”) and the Canadian securities regulatory authorities in each of the Provinces of Canada; and the Reviewing Authority has issued a receipt on behalf of itself and evidencing issuance of a receipt by Ontario, and also a receipt under Multilateral Instrument 11-102 – Passport System (the “Decision Document”) on behalf of the Canadian securities regulator in each of Nova Scotia, Alberta, Saskatchewan, Manitoba, Québec, New Brunswick, Prince Edward Island and Newfoundland and Labrador, for each of the Preliminary Base Shelf Prospectus and the Final Base Shelf Prospectus. The term “Base Prospectus” means the Final Base Shelf Prospectus, including documents incorporated therein by reference, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with the rules and procedures established under all applicable Securities laws in each of the Provinces of Canada and the respective regulations and rules under such laws together with applicable published policy statements and instruments of the securities regulatory authorities in the each of the Provinces of Canada, including National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 - Shelf Distributions (together, the “Shelf Procedures”). The term “Prospectus” means the prospectus supplement (the “Supplement”) relating to the Offering, to be dated and filed with the Canadian securities regulatory in each Province of Canada except Quebec (collectively, the “Canadian Securities Regulators”) within two Business Days hereof in accordance with the Shelf Procedures, together with the Base Prospectus, including all documents incorporated therein by reference.

The Agent proposes to offer the Qualified Securities (as defined herein) for sale, as sole and exclusive agent of the Corporation, on a best efforts basis, in the manner contemplated by this Agreement.

In connection with the Offering, the Agent shall be entitled to retain as sub-agents other registered securities dealers and may receive subscriptions for Offered Shares from other registered securities dealers acceptable to the Corporation (each, a “Selling Firm”). The fee payable to such Selling Firm shall be for the account of, and paid for solely by, the Agent.

The Corporation has granted the Agent an option (the “Agent’s Option”), exercisable in whole or in part at any time and from time to time until that date which is 30 days following the Closing Date (as herein defined) (the “Option Expiry Date”), to offer for sale such number of additional Offered Shares (the “Additional Offered Shares”) that is equal to 15% of the number of Offered Shares sold under the Offering, solely to cover over-allotments, if any, and for market stabilization purposes. The Agent’s Option may be exercised by the Agent in respect of Additional Offered Shares at the Offering Price. The Offered Shares and the Additional Offered Shares are collectively referred to herein as the “Qualified Securities”.

It is understood that the Qualified Securities will be offered to Purchasers (as defined herein) resident in: (i) each of Provinces except Quebec (the “Qualifying Provinces”); and (ii) non-Canadian jurisdictions as may mutually be agreed to in writing by the Corporation and the Agent, including the United States in accordance with Schedule A hereto (collectively with the Qualifying Provinces, the “Selling Jurisdictions”), on a private placement basis, provided that the Corporation is not required to file a prospectus, registration statement or other disclosure document or become subject to any other registration or obligation, including but not limited to any continuing obligations in such other jurisdictions, in each case in accordance with the provisions of this Agreement (as defined herein).

The parties acknowledge that the Qualified Securities have not been and will not be registered under the U.S. Securities Act (as defined herein) or the securities laws of any state of the United States and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States in the manner specified in this Agreement and pursuant to the representations, warranties, acknowledgments, agreements and covenants of the Corporation and the Agent contained in Schedule A hereto. Actions to be undertaken by the Agent with respect to offers and sales of Qualified Securities to, or for the account or benefit of, persons in the United States and U.S. Persons shall be undertaken through the U.S. Placement Agent (as defined herein) which will conduct offers and sales of the Qualified Securities to, or for the account or benefit of, persons in the United States and U.S. Persons that are Qualified Institutional Buyers (as defined herein).

1.	Interpretation

Unless expressly provided otherwise, where used in this Agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

“affiliate”, “associate”, “distribution”, “material change”, “material fact” and “subsidiary” have the respective meanings given to them in the Securities Act (British Columbia);

“Additional Offered Shares” has the meaning given to it in the fifth paragraph of this Agreement;

“Agent” has the meaning given to it in the first paragraph of this Agreement;

“Agent’s Commission” has the meaning given to it in Section 10;

“Agent’s Counsel” means TingleMerrett LLP;

“Agent’s Option” has the meaning given to it in the fifth paragraph of this Agreement;

“Agent’s Option Notice” has the meaning given to it in Section 11;

“Agreement” means this agreement, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Anti-Money Laundering Laws” means, collectively, the anti-money laundering laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority to which the Corporation and each of the Cresco Subsidiaries is subject;

“Applicable IP Laws” means all applicable federal, provincial, state, local and other laws and regulations applicable to Intellectual Property in all jurisdictions in which the Corporation has registered Intellectual Property;

“Applicable Securities Laws” means, collectively, and, as the context may require, the securities laws of each of the Qualifying Provinces and the respective regulations and rules made under those securities laws together with all applicable published policy statements, blanket orders and rulings of the Canadian Securities Regulators and all published discretionary orders or rulings, if any, of the Canadian Securities Regulators applicable to the transactions contemplated by this Agreement, and U.S. Securities Laws;

“Auditors” means Marcum LLP, the auditors of the Corporation;

“Base Prospectus” has the meaning given to it in the second paragraph of this Agreement;

“BCBCA” means the British Columbia Business Corporations Act;

“Business Day” means a day that is not a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

“Canadian Securities Regulators” has the meaning given to it in the second paragraph of this Agreement;

“CDS” has the meaning given to it in subsection 12(b);

“CFPOA” means the Corruption of Foreign Public Officials Act (Canada);

“CIPO” means the Canadian Intellectual Property Office;

“Claims” has the meaning given to it in Section16;

“Closing” means the completion of the initial issue and sale by the Corporation of the Qualified Securities pursuant to this Agreement;

“Closing Date” means January 21, 2021 or such other date as the Corporation and the Agent may agree upon in writing;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agent may agree;

“comparables” has the meaning given to it in NI 41-101;

“Contract” means any written or oral agreement, indenture, contract, lease, sublease, deed of trust, licence, option, or other legally enforceable obligation of or in favour of the applicable person;

“Corporation” has the meaning given to it in the first paragraph of this Agreement;

“Corporation IP” means the Intellectual Property that has been developed by or for or is being developed by or for the Corporation or that is being used by the Corporation, other than Licensed IP;

“Corporation’s Counsel” means Bennett Jones LLP;

“COVID-19 Outbreak” means the novel coronavirus disease (COVID-19) outbreak;

“Cresco Subsidiary” means the material subsidiaries of the Corporation, as set out in Schedule “B” of this Agreement;

“CSE” means the Canadian Securities Exchange;

“Decision Document” has the meaning given to it in the second paragraph of this Agreement;

“Documents Incorporated by Reference” means the documents that are incorporated by reference into the Prospectus or any Prospectus Amendment;

“Due Diligence Sessions” has the meaning given to it in subsection 3(c);

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus under Applicable Securities Laws;

“Environmental Laws” “means all applicable Laws currently in existence in Canada and the United States (whether federal, provincial, state or municipal) relating to the protection and preservation of the environment, occupational health and safety, product safety, product liability or hazardous substances;

“Escrow Agent” means Odyssey Trust Company;

“Expiry Date” has the meaning given to it in the first paragraph of this Agreement;

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder;

“Final Base Shelf Prospectus” has the meaning given to it in the second paragraph of this Agreement;

“Financial Information” means the audited financial statements of the Corporation for the years ended December 31, 2019 and 2018, management’s discussion and analysis of the Corporation for the year ended December 31, 2019, the Corporation’s unaudited condensed interim financial statements for the three and nine months ended September 30, 2020, and the Corporation’s management’s discussion and analysis for the three and nine months ended September 30, 2020;

“GST” has the meaning given to it in Section 10;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, which were adopted by the Canadian Accounting Standards Board as Canadian generally accepted accounting principles applicable to publicly accountable enterprises;

“Indemnified Party” and “Indemnified Parties” have the respective meanings given to them in Section 16;

“Intellectual Property” means:

(a)

any trademarks, trade names, business names, brand names, service marks, computer software (including source code and object code), computer programs, compositions, configurations, copyrights, including any performing, author or moral rights, designs, developments, drawings, inventions, patents, franchises, formulae, processes, know-how, trade secrets, compositions, processes, prototypes, plans, procedures, techniques, technology and related goodwill and any other similar other intellectual or industrial property and includes any rights to the foregoing; and

(b)

all registrations (including all reissues, continuations, continuations-in-part, revisions, extensions, divisionals, and reexaminations thereof) and applications for registration with respect to any of the foregoing, together with all rights to apply for registrations, certificates, or renewals with respect to any of the foregoing;

“knowledge of the Corporation” or “Corporation’s knowledge” or similar expressions means to the actual knowledge of the Chief Executive Officer and Chief Financial Officer of the Corporation, after due inquiry;

“Laws” means any federal, provincial, state, municipal, domestic or foreign law, statute, ordinance, regulation, rule, by-law, judgment, decree, order or award of any authority having jurisdiction over the Corporation or the Agent, as applicable;

“Leased Premises” means the premises which are used or otherwise occupied by the Corporation and which the Corporation uses or occupies, as applicable, as tenant, sub-tenant, leasee, subleasee or otherwise;

“Licensed IP” means the Intellectual Property which the Corporation uses and is owned by another person;

“marketing materials” has the meaning given to it in NI 41-101;

“material adverse effect” means any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that (a) is materially adverse to the business, assets (including intangible assets), operations, liabilities (contingent or otherwise), capital, prospects relating to publicly announced acquisitions, financial condition or results of operations of the Corporation and the Cresco Subsidiaries, on a consolidated basis or (b) results or could reasonably be expected to result in the Prospectus containing a misrepresentation;

“misrepresentation” means:

(i)	an untrue statement of a material fact, or

(ii)	an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“Notice” has the meaning given to it in Section 25;

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department;

“Offered Share” has the meaning given to it in the first paragraph of this Agreement; “

“Offering” has the meaning given to it in the first paragraph of this Agreement;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing” has the meaning given to it in Section 11;

“Option Closing Date” means the date, which shall be a Business Day, as set out in the Agent’s Option Notice or such other date that the Corporation and the Agent may agree;

“Option Closing Time” means 8:00 a.m. (Toronto time) on the Option Closing Date or such other time on the Option Closing Date as the Corporation and the Agent may agree;

“Option Expiry Date” has the meaning given to it in the fifth paragraph of this Agreement;

“Permit” means any certificate, authority, permit or licence issued by appropriate state, provincial, municipal or federal, United States and foreign regulatory agencies or bodies necessary to the conduct of the business of the Corporation, as applicable, as such business is currently conducted;

“person” means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, trust, unincorporated association, joint venture or other entity or authority;

“Preliminary Base Shelf Prospectus” has the meaning given to it in the second paragraph of this Agreement;

“President’s List Purchasers” means those Purchasers identified on a president’s list mutually agreed upon by the Corporation and the Agent in advance of Closing;

“Prospectus” has the meaning given to it in the second paragraph of this Agreement;

“Prospectus Amendment” means any amendment or supplement to the Prospectus;

“Public Record” means all information filed by or on behalf of the Corporation with the Canadian Securities Regulators and accessible on SEDAR since December 31, 2019, including without limitation, the Documents Incorporated by Reference, the Prospectus and any Prospectus Amendment and any other information filed with any Canadian Securities Regulators and accessible on SEDAR since December 31, 2019 in compliance, or intended compliance, with the continuous disclosure obligations imposed on the Corporation under any Applicable Securities Laws;

“Purchasers” means the purchasers of the Qualified Securities at the Closing Time or Option Closing Time;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A under the U.S. Securities Act, that is also a U.S. Accredited Investor;

“Qualified Securities” has the meaning given to it in the fifth paragraph of this Agreement;

“Qualifying Provinces” has the meaning given to it in the sixth paragraph of this Agreement;

“Registered Corporation IP” means all Corporation IP that is the subject of an application for registration or registration with an intellectual property office (including, without limitation, the CIPO and the USPTO) or other registrar for Intellectual Property;

“Regulation D” means Regulation D promulgated under the U.S. Securities Act;

“Regulation S” means Regulation S promulgated under U.S. Securities Act;

“Reviewing Authority” has the meaning given to it in the second paragraph of this Agreement;

“Securities” means the Offered Shares and the Additional Offered Shares;

“SEDAR” means the System for Electronic Data Analysis and Retrieval;

“Selling Firm” has the meaning given to it in the fourth paragraph of this Agreement;

“Selling Jurisdictions” has the meaning given to it in the sixth paragraph of this Agreement;

“Shelf Procedures” has the meaning given to it in the second paragraph of this Agreement;

“standard term sheet” has the meaning given to it in NI 41-101;

“Subordinate Voting Shares” has the meaning given to it in the second paragraph of this Agreement;

“Supplement” has the meaning given to it in the second paragraph of this Agreement;

“Supplement Filing Date” means the date on which the Supplement is filed with the securities regulatory authorities in the Qualifying Provinces

“Taxes” has the meaning given to it in subsection 9(q);

“template version” has the meaning given to it in NI 41-101;

“Transfer Agent” means Odyssey Trust Company, in its capacity as transfer agent for the Corporation, or any successor thereto;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“USPTO” means the United States Patent and Trademark Office;

“U.S. Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Marijuana Laws” means certain United States federal laws relating to the cultivation, distribution or possession of marijuana in the United States and other related judgments, orders or decrees;

“U.S. Placement Memorandum” has the meaning given in subsection 5(b);

“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S;

“U.S. Placement Agent” means A.G.P./Alliance Global Partners;

“U.S. Purchasers” means Purchasers of Qualified Securities that (i) are in the United States or a U.S. Person, (b) are purchasing Qualified Securities for the account or benefit of a U.S. Person or any person in the United States, (iii) receives or received an offer of the Offered Shares while in the United States, or (iv) are or were (or their authorized signatory are or were) in the United States at the time the Purchaser’s buy order was made, and, in each case, are Qualified Institutional Buyers purchasing in accordance with Schedule A hereto;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means all applicable securities laws of the United States including, but not limited to, the U.S. Securities Act and the U.S. Exchange Act and the applicable state securities laws and the respective rules, regulations, orders and rulings under such laws, together with applicable published policies, policy statements and notices of the securities regulatory authorities in the United States and each applicable state;

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “paragraph” and “Section” (unless otherwise indicated) are to the appropriate paragraphs and Sections of this Agreement. Unless the context otherwise requires, any reference to a statute shall be deemed to include regulations made pursuant thereto, all amendments in force from time to time, and any statute or regulation that may be passed that has the effect of supplementing or superseding the statute or regulation referred to.

Schedule A – Compliance with United States Securities Laws – is attached to this Agreement and deemed to be a part hereof and hereby incorporated by reference herein.

2.	Appointment of Agent

(a)

The Corporation hereby appoints the Agent as the Corporation’s sole and exclusive agent to effect the sale of the Qualified Securities in the Qualifying Provinces, and in any other jurisdiction where the Qualified Securities may be lawfully offered for sale or sold, on a best efforts basis on the terms and conditions hereinafter provided. The Agent agrees to act as the Corporation’s agent for such purpose and to use its best efforts to effect the sale of the Qualified Securities on the Corporation’s behalf, directly and through the Selling Firms (including, for the avoidance of doubt, the U.S. Placement Agents), subject to the terms and conditions hereinafter provided. It is understood that the Agent shall act as agent only and shall not at any time be obligated to purchase or to arrange for the purchase of any Qualified Securities, although the Agent may purchase the Qualified Securities if it so desires.

(b)

The Agent agrees to sell the Qualified Securities only in accordance with, and in a manner permitted by, applicable Laws, including Applicable Securities Laws and only in those jurisdictions where they may be lawfully offered for sale or sold, and the Agent shall require any Selling Firm (including, for the avoidance of doubt, the U.S. Placement Agents) to so comply. The Agent further agrees that (i) subject to receipt of the same from the Corporation, to send a copy of the Prospectus to all Purchasers and to send a copy of all Prospectus Amendments to all persons to whom copies of the Prospectus are sent; and (ii) the sale of the Qualified Securities in any jurisdiction outside of the Qualifying Provinces shall not require the Corporation to file a prospectus, registration statement or other disclosure document or become subject to continuing obligations in such other jurisdictions.

(c)

The Agent hereby represents and warrants that: (i) it is duly qualified under Applicable Securities Laws in Canada to effect the sale of the Qualified Securities in the Qualifying Provinces; (ii) it and each Selling Firm that is not registered as a broker-dealer under Section 15 of the U.S. Exchange Act will not offer or sell any of the Qualified Securities to, or for the account or benefit of, persons in the United States or U.S. Persons other than through the U.S. Placement Agent (including in compliance with Rule 15a-6 under the U.S. Exchange Act); and (iii) all offers and sales of the Qualified Securities in the United States will be effected by the U.S. Placement Agent, in accordance with all applicable U.S. federal and state broker-dealer requirements. The U.S. Placement Agent is, and will be on the date of each offer or sale of the Qualified Securities to, or for the account or benefit of, persons in the United States or U.S. Persons effected by it, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective states’ broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

(d)

The Agent may appoint Selling Firms duly qualified in their respective jurisdictions, as their agents to assist in the Offering and shall ensure that each Selling Firm agrees to comply with the covenants and obligations given by the Agent herein, to the extent applicable, and shall offer the Qualified Securities for sale to the public in the Selling Jurisdictions directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement. The Agent agrees to obtain such an agreement of each Selling Firm. The Agent may determine the remuneration payable to such Selling Firms, which remuneration, if any, shall comprise a portion of the Agent’s Commission payable hereunder, and shall be for the account of, and paid for solely by, the Agent.

(e)

For the purposes of this section and unless otherwise indicated in writing by the Corporation, the Agent shall be entitled to assume that the Qualified Securities are qualified for distribution in any Qualifying Provinces following the filing of the Supplement.

(f)

The Agent shall use its best efforts to complete the distribution of the Offered Shares pursuant to the Supplement as early as practicable and the Agent shall advise the Corporation in writing when the Agent has completed the distribution of the Offered Shares and, if required for regulatory compliance purposes, provide a breakdown of the number of Offered Shares distributed and proceeds received (i) in each of the Qualifying Provinces, and (ii) in any other jurisdiction.

3.	Qualification for Sale

(a)	The Corporation shall:

(i)

forthwith after the execution of this Agreement and in any event no later than 4:00 p.m. (Toronto time) on January 19, 2021, use reasonable commercial efforts to prepare and file the Supplement and other documents required under Applicable Securities Laws to be filed in connection with the Supplement, with the Canadian Securities Regulators, and otherwise fulfill all legal requirements necessary to enable the Qualified Securities to be offered in each of the Qualifying Provinces through the Agent or any other investment dealer duly registered in the applicable Qualifying Province who complies with Applicable Securities Laws and the terms and conditions of its registration; and

(ii)

until the date on which the distribution of the Qualified Securities is completed, use its commercially reasonable efforts to promptly take, or cause to be taken, all additional steps and proceedings that from time to time may be required or desired under Applicable Securities Laws in each Qualifying Province to continue to qualify the distribution of the Qualified Securities or, in the event that the Qualified Securities have, for any reason, ceased to so qualify, to so qualify again the Qualified Securities for distribution.

(b)

Prior to the filing of the Supplement and, during the period of distribution of the Qualified Securities, prior to the filing with any Canadian Securities Regulators of any Prospectus Amendment after the date hereof, the Corporation shall allow the Agent and the Agent’s Counsel to participate fully in the preparation of, and to approve the form of, the Supplement and any such Prospectus Amendment, as applicable, and to have reviewed any Documents Incorporated by Reference therein (such approval and review not to be unreasonably withheld, conditioned or delayed).

(c)

During the period from the date hereof until completion of the distribution of the Qualified Securities, the Corporation shall allow the Agent to conduct all due diligence which they may reasonably require in order to fulfill their obligations as “underwriters” (as the term is defined in Applicable Securities Laws) and in order to enable the Agent to responsibly execute the certificates required to be executed by them in the Supplement or in any Prospectus Amendment. Without limiting the generality of the foregoing, the Corporation shall make available its senior management, and shall use its commercially reasonable efforts to cause the Auditors and the Corporation’s Counsel, to answer any questions which the Agent may have and otherwise participate in one or more due diligence sessions to be held prior to Closing (collectively, the “Due Diligence Sessions”), subject to the delivery by the Agent of such documents that such parties may reasonably request or which are customary or necessary as a prerequisite to their participation in any Due Diligence Session. The Agent shall distribute a list of written questions to be answered in advance of such Due Diligence Session.

(d)	The Corporation intends to apply the net proceeds from the Offering substantially in the manner described in the Prospectus under the heading “Use of Proceeds”.

4.	Marketing Materials

Until the Closing or termination of this Agreement, the Corporation and the Agent shall approve in writing (prior to such time that marketing materials are provided to potential investors) any marketing materials reasonably requested to be provided by the Agent to any potential investor of Qualified Securities, such marketing materials to comply with Applicable Securities Laws. The Agent shall provide a copy of any marketing materials used in connection with the Offering to the Corporation in accordance with this Section 4. The Corporation shall file a template version and any revised template version of such marketing materials with the Canadian Securities Regulators as soon as reasonably practicable after such marketing materials are so approved in writing by the Corporation and the Agent, and in any event on or before the day the marketing materials are first provided to any potential investor of Qualified Securities, and such filing shall constitute the Agent’s authority to use such marketing materials in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Corporation.

The Corporation and the Agent, on a several basis, covenant and agree:

(a)

not to provide any potential investor of Qualified Securities with any marketing materials unless a template version of such marketing materials has been filed by the Corporation with the Canadian Securities Regulators on or before the day such marketing materials are first provided to any potential investor of Qualified Securities;

(b)

not to provide any potential investor with any materials or information in relation to the Offering or the Corporation other than: (i) such marketing materials that have been approved and filed in accordance with this Section 4; (ii) the Prospectus or any Prospectus Amendment; and (iii) any “standard term sheets”, as defined in NI 41- 101, approved in writing by the Corporation and the Agent; and

(c)

that any marketing materials approved and filed in accordance with this Section 4 and any standard term sheets approved in writing by the Corporation and the Agent shall only be provided to potential investors in the Selling Jurisdictions where the provision of such marketing materials or standard term sheets does not contravene Applicable Securities Laws.

5.	Delivery of Prospectus and Related Documents

The Corporation shall deliver or cause to be delivered without charge to the Agent and the Agent’s Counsel the documents set forth below at the respective times indicated:

(a)	concurrently with the filing of the Supplement:

(i)	copies of the Prospectus, signed as required by Applicable Securities Laws of the Qualifying Provinces (provided that the Agent shall have also signed and certified the Supplement);

(ii)	copies of any Documents Incorporated by Reference which have not previously been delivered to the Agent or filed on SEDAR; and

(iii)	copy of any other document required to be filed by the Corporation under Applicable Securities Laws during the period of distribution of the Qualified Securities, to the extent not filed on SEDAR;

(b)

as soon as it is available, and only if required, the private placement memorandum incorporating the Base Prospectus and the Prospectus prepared for use in connection with the offer and sale of the Qualified Securities to, or for the account or benefit of, persons in the United States or U.S. Persons (the “U.S. Memorandum”), and, forthwith after preparation, any amendment to the U.S. Memorandum;

(c)

as soon as they are available, copies of any Prospectus Amendment filed by the Corporation in the Qualifying Provinces, signed as required by Applicable Securities Laws of the Qualifying Provinces (provided that the Agent has also signed and certified each such Amendment, as applicable) and including, in each case, copies of any Documents Incorporated by Reference therein which have not been previously delivered to the Agent or filed on SEDAR;

(d)

prior to the filing of the Supplement with the Canadian Securities Regulators, a “long form” comfort letter from the Auditors, dated the date of the Supplement (with the relevant procedures to be completed by the Auditors not more than two Business Days prior to such date), addressed to the Agent and satisfactory in form and substance to the Agent and the Agent’s Counsel, acting reasonably, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the Documents Incorporated by Reference with indicated amounts in the financial statements or accounting records of the Corporation or other applicable entity or business and have found such information and percentages to be in agreement; and

(e)

prior to the Closing Date, evidence satisfactory to the Agent and Agent’s Counsel, acting reasonably, that the listing of the Offered Shares and the Additional Offered Shares have been conditionally approved for listing on the CSE, subject to satisfaction of certain customary conditions set forth therein.

A comfort letter similar to the foregoing shall be provided to the Agent with respect to any Prospectus Amendment at the time the same is presented to the Agent for signature or, if the Agent’s signature is not required, at the time the same is filed. All such comfort letters shall be in form and substance acceptable to the Agent and the Agent’s Counsel, acting reasonably.

The filings and deliveries referred to in this Section 5 shall also constitute the Corporation’s consent to the use by the Agent and any Selling Firm of the Prospectus, any Prospectus Amendment and any Documents Incorporated by Reference in connection with the offering and sale of the Qualified Securities in the Selling Jurisdictions in compliance with the provisions of this Agreement and Applicable Securities Laws.

6.	Representations as to the Prospectus

Delivery of the Prospectus and any Prospectus Amendment shall constitute, a representation and warranty by the Corporation to the Agent that as of their respective dates:

(a)

all information and statements contained in the Prospectus, including all Documents Incorporated by Reference, are, and all information and statements (except information relating solely to and furnished by the Agent specifically for inclusion therein) contained in the Supplement (and any further amendments or supplements to the Prospectus), including all Documents Incorporated by Reference, will be true and correct in all material respects and contained, or will contain, no misrepresentation and constituted, or will constitute, full, true and plain disclosure of all material facts relating to the Corporation and the Offering;

(b)

no material fact or information has been or will be omitted from such disclosure (except that no representation or warranty is given regarding facts or information relating solely to the Agent) that was or is required to be stated in such disclosure or was or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were or will be made;

(c)

except as set forth in the Final Base Shelf Prospectus or as will be set forth or contemplated in the Prospectus, there has been no material change since the end of the period covered by the financial statements of the Corporation included in the Final Base Shelf Prospectus; and

(d)	such Prospectus complies in all material respects with the requirements of the Applicable Securities Laws, including without limitation the Shelf Procedures.

Such deliveries shall also constitute (or, in the case of the Final Base Shelf Prospectus, constituted) the Corporation’s consent to the Agent’s use of the subject Prospectus for the distribution of the Qualified Securities in the Qualifying Provinces in compliance with the provisions of this Agreement and Applicable Securities Laws.

7.	Commercial Copies

The Corporation shall cause commercial copies of the Prospectus, all amendments of and supplements to such document, if any, the U.S. Memorandum, if applicable, and if requested by the Agent, all Documents Incorporated by Reference or any amendments thereof or supplemental thereto, to be delivered to the Agent without charge, in such numbers and in such cities as the Agent may reasonably request by written instructions to the Corporation. Such delivery of the Prospectus shall be effected as soon as possible but in any event no later than 11:00 a.m. (Toronto time) on the next Business Day after the Supplement Filing Date or, in relation to any Prospectus Amendment, no later than 11:00 a.m. (Toronto time) on the first Business Day after the date on which such Prospectus Amendment is filed with the Canadian Securities Regulators.

8.	Material Change During Distribution

(a)	Material Change Regarding the Corporation

During the period from the date of this Agreement to the completion of distribution of the Qualified Securities, the Corporation shall promptly notify the Agent in writing of:

(i)

any material change (actual, anticipated or threatened, financial or otherwise) in the business, affairs, operations, financial prospects, assets, liabilities or obligations (contingent or otherwise) or capital of the Corporation;

(ii)

any material fact which has arisen or been discovered and would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of such document; and

(iii)

any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Prospectus, including all Documents Incorporated by Reference, which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue or which would result in a misrepresentation in the Prospectus or which would result in the Prospectus not complying (to the extent that such compliance is required) with Applicable Securities Laws in Canada.

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Agent, with all applicable filings and other requirements under Applicable Securities Laws of the Qualifying Provinces as a result of such fact or change. However, the Corporation shall not file any Prospectus Amendment or other document without first consulting with the Agent with respect to the form and content thereof.

The Corporation shall cooperate in all respects with the Agent to allow and assist the Agent to participate fully in the preparation of any Prospectus Amendment and shall allow the Agent to conduct any and all due diligence which in the opinion of the Agent is required in order to enable the Agent to responsibly execute any certificates required to be executed by the Agent in the Prospectus or in any Prospectus Amendment to fulfill their obligations under Applicable Securities Laws. The Corporation shall in good faith discuss with the Agent any fact or change in circumstances (actual, anticipated or threatened, financial or otherwise), which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 8(a).

If such a change, as contemplated under this Section 8(a), requires a Prospectus Amendment to be filed in accordance with Applicable Securities Laws of the Qualifying Provinces, the Corporation shall also prepare and deliver promptly to the Agent signed copies of each such Prospectus Amendment (provided that the Agent shall have also signed and certified each such Prospectus Amendment).

(b)	Change in Applicable Securities Laws

If, during the period of distribution of the Qualified Securities, there shall be any change in Applicable Securities Laws of the Qualifying Provinces which, in the opinion of the Corporation or the Agent, acting reasonably, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Agent and the Agent’s Counsel, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate Canadian Securities Regulators where such filing is required; provided that the Corporation shall not file any such Prospectus Amendment or other document without first consulting with the Agent with respect to the form and content thereof.

(c) Change in Closing Date Following Material Change

If, as a result of any circumstance contemplated in the foregoing subsections of this section, a Prospectus Amendment is required to be filed, then, subject to Section 15, the Closing Date shall be, unless the Corporation and the Agent otherwise agree in writing, the sixth Business Day following the later of:

(i)

the date on which all applicable filings or other requirements under Applicable Securities Laws of the Qualifying Provinces with respect to such material change or change in a material fact have been complied with in all Qualifying Provinces and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or the Corporation’s Counsel have been received by the Agent; and

(ii)	the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with Section 7.

(d)	Notifications under Applicable Securities Laws

During the period from the date of this Agreement to the completion of the distribution of the Qualified Securities, the Corporation will promptly inform the Agent in writing of the full particulars of:

(i)	any request of any Canadian Securities Regulator or similar regulatory authority, for any amendment to, or to suspend or prevent the use of, the Prospectus, or for any additional information;

(ii)

the issuance by any Canadian Securities Regulator or similar regulatory authority, the CSE or any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or, to the knowledge of the Corporation, threat of institution, of any proceedings for that purpose; and

(iii)

the receipt by the Corporation of any non-administrative communication from any Canadian Securities Regulator or similar regulatory authority, the CSE or any other competent authority relating to the Prospectus, or the distribution of the Qualified Securities, and except as otherwise agreed by the Agent and the Corporation, the Corporation will use its reasonable commercial efforts to prevent the issuance of any cease trading order or suspension order and, if issued, use its reasonable commercial efforts to obtain the withdrawal thereof as soon as possible.

9.	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants as follows to the Agent and acknowledges that the Agent is relying upon such representations and warranties in connection with their execution and delivery of this Agreement and the completion of the Offering that:

Corporate Matters

(a)

the Corporation is a corporation duly incorporated and organized and is a valid and subsisting corporation under the laws of British Columbia, and has all requisite power, capacity and authority to carry on its business as now conducted in each of the jurisdictions it carries on business and to own, lease or operate its assets and properties and to offer, issue and sell the Offered Shares and neither the Corporation nor, to the knowledge of the Corporation, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Corporation’s dissolution or winding up, and (ii) has full corporate right, power and authority to execute this Agreement and to carry out its obligations hereunder;

(b)

the Corporation is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares and other voting securities of each Cresco Subsidiary, in each case, except as disclosed or incorporated by reference in the Prospectus, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, and no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation or any Cresco Subsidiary of any of the shares or other securities of any Cresco Subsidiary;

(c)

this Agreement has been or will be on the Closing Date duly authorized by all necessary corporate action on the part of the Corporation (to the extent it is a party to the particular document) and will constitute valid obligations of the Corporation (to the extent it is a party to the particular document) legally binding upon the Corporation, if and as applicable, and enforceable in accordance with their respective terms, subject to the fact that enforceability may be affected by bankruptcy, insolvency, arrangement, liquidation, moratorium, reorganization or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally, by general principles of equity, including, without limitation, the fact that equitable remedies (such as specific performance and injunctive relief) may only be awarded in the discretion of a court, applicable statutes of limitations and that the ability to sever unenforceable terms may be limited by applicable law;

(d)

each Cresco Subsidiary is a corporation incorporated, amalgamated, continued or organized and validly existing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization and has all requisite power, capacity and authority to carry on its business as now conducted in each of the jurisdictions it carries on business and to own, lease or operate its assets and properties and none of the Cresco Subsidiaries nor, to the knowledge of the Corporation, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such Cresco Subsidiaries’ dissolution or winding up;

(e)

other than in respect of U.S. Marijuana Laws, the Corporation and each of the Cresco Subsidiaries (i) has conducted and is conducting its business in compliance with all applicable laws of each jurisdiction in which its business is carried on, other than acts of non-compliance that individually or in the aggregate would not have a material adverse effect, and, to the knowledge of the Corporation, there are no facts that would give rise to a notice of material non-compliance with any such Applicable Laws, (ii) is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business where such license, registration or qualification is necessary to enable its business to be carried on as it is now conducted and Assets and Properties to be owned, leased or operated, except where the failure to be so licensed, registered or qualified would not have a material adverse effect, and all such material licenses, registrations or qualifications are valid and existing and in good standing;

(f)

the Corporation is a reporting issuer in each of the Qualifying Provinces, is not in default in any material respect of any requirement under the Applicable Securities Laws and is not on the list of defaulting issuers maintained by the Canadian Securities Regulators;

(g)

no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority, Canadian Securities Regulator or lenders to the Corporation is required of the Corporation in connection with the execution and delivery of, or with the performance by the Corporation of its obligations under, this Agreement except (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under Applicable Securities Laws or the rules, by-laws and regulations of the CSE, and (ii) such post-Closing notice filings with Canadian Securities Regulators and the CSE as may be required in connection with the Offering, including under Applicable Securities Laws in the United States and related post- Closing notice filings as may be required in connection with the issue and sale of Offered Shares in the United States or to or for the account or benefit of U.S. Persons;

(h)	each of the execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder and thereunder, including the offer,

issue and sale of the Offered Shares and the consummation of the transactions contemplated in this Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (i) any statute, rule or regulation applicable to the Corporation or any Cresco Subsidiary, including Applicable Securities Laws; (ii) the constating documents or resolutions of the Corporation or any Cresco Subsidiary; (iii) any material mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation or any Cresco Subsidiary is a party or by which it is bound; or (iv) any judgment, decree or order binding the Corporation or its assets and properties or any Cresco Subsidiary or its assets and properties; or except, in the case of clauses (iii) and (iv) above, for such breach, violation or default which has not had and would not reasonably be expected to have a material adverse effect; affect the rights, duties and obligations of any parties to any material indenture, agreement or instrument to which the Corporation or any Subsidiary is a party, nor give a party the right to terminate any such indenture, agreement or instrument by virtue of the application of terms, provisions or conditions in such indenture, agreement or instrument, except as would not reasonably be expected to have a material adverse effect;

(i)	at the Closing, the Offered Shares will have been duly created, authorized, allotted and reserved for issuance and, at the Closing Time, after payment of applicable consideration:

(i)	the Offered Shares will be duly and validly issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation;

(ii)	the Offered Shares will not have been issued in violation of or subject to any pre-emptive or contractual rights to purchase securities issued or granted by the Corporation;

(j)	the Subordinate Voting Shares have the attributes and characteristics and conform in all material respects with the descriptions thereof contained in the Prospectus;

(k)

the Subordinate Voting Shares are listed and posted for trading on the CSE and, prior to the Closing Time, all necessary notices and filings will have been made with and all necessary consents, approvals, authorizations will have been obtained by the Corporation from the CSE to ensure that, subject to fulfilling the CSE’s standard listing conditions, the Offered Shares will be listed and posted for trading on the CSE upon their issuance;

(l)

(i) no default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, constitutes a default under or breach, by the Corporation, any Subsidiary of the Corporation, or any other person, of any material obligation, agreement, covenant or condition contained in any material contract to which the Corporation or any Subsidiary of the Corporation is a party; and (ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Subordinate Voting Shares or any other security of the Corporation has been issued or made by any Canadian Securities Regulator or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated or threatened by any such authority or under any Applicable Securities Laws, or except, in the case of clause (i) which has not had and would not reasonably be expected to have a material adverse effect;

(m)

except as disclosed or incorporated by reference in the Prospectus in respect of the Corporation or disclosed in writing to the Agents, the Corporation is not currently party to any agreement in respect of: (A) the purchase of any material assets and properties or any interest therein or the sale, transfer or other disposition of any material assets and properties or any interest therein currently owned, directly or indirectly, by the Corporation whether by asset sale, transfer of shares or otherwise; or (B) the change of control of the Corporation (whether by sale or transfer of shares or sale of all or substantially all of the assets and properties of the Corporation or otherwise);

(n)

the Financial Information (i) has been prepared in accordance with IFRS consistently applied throughout the periods referred to therein, (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise as required by IFRS) of the Corporation and its Subsidiaries on a consolidated basis as at such dates and the results of its operations and its cash flows for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation and its Subsidiaries on a consolidated basis in accordance with IFRS, and (iii) have been audited (in the case of the annual financial statements comprising the Financial Information) or will have been reviewed by the time of the filing of the Prospectus (in the case of the interim financial statements comprising the Financial Information) by independent public accountants within the meaning of Applicable Securities Laws and the rules of the Chartered Professional Accountants of Canada, and there has been no change in accounting policies or practices of the Corporation since January 1, 2020 except as disclosed in the Financial Information. Except as set out in the Financial Information or as incurred in the ordinary course of business since September 30, 2020 and as would not individually or on the aggregate have a material adverse effect, the Corporation does not have any outstanding indebtedness or any liabilities or obligations including any unfunded obligation under any employee plan, whether accrued, absolute, contingent or otherwise as of the date of the applicable financial statements;

(o)

there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or its Subsidiaries with unconsolidated entities and there are no other material liabilities of the Corporation or its Subsidiaries (absolute, accrued, contingent or otherwise), except as disclosed in the Financial Information or incurred in the ordinary course of business since the date of the last interim Financial Information;

(p)

Cresco maintains a system of internal accounting controls sufficient to provide reasonable assurances that, (A) transactions are executed in accordance with management’s general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets;

(q)

all taxes (including income tax, sales tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by each of the Corporation and the Cresco Subsidiaries have been paid, other than any immaterial amounts as may have failed to have been remitted when due. All tax returns, declarations, remittances and filings required to be filed by each of the Corporation and the Cresco Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate, in all material respects, and no material fact or facts have been omitted therefrom which would make any of them materially misleading. No examination of any tax return of the Corporation or any of the Cresco Subsidiaries is currently in progress to the knowledge of Corporation and there are no material issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to the Corporation or any Cresco Subsidiary;

(r)

neither Corporation nor any of the Cresco Subsidiaries have (i) made an assignment in favour of its creditors nor a proposal in bankruptcy to their respective creditors or any class thereof, nor has any petition for a receiving order been presented in respect of them, or (ii) initiated proceedings with respect to a compromise or arrangement with their respective creditors or for their winding up, liquidation or dissolution. No receiver has been appointed in respect of the Corporation or any of their respective assets and properties and no execution or distress has been levied upon any of their assets and properties;

(s)

the Corporation and the Cresco Subsidiaries have each established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable and there are no liens for Taxes on the assets and properties of the Corporation or the Cresco Subsidiaries (other than liens for Taxes that are not yet due and payable or that are being contested in good faith), and, to the knowledge of the Corporation, there are no audits pending of the tax returns of the Corporation or any Cresco Subsidiary (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted relating to any such tax returns, in each case which would reasonably be expected to have a material adverse effect;

(t)

Marcum LLP, who audited the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2019, are independent public accountants and there has not been any “disagreement” or “reportable event” (within the respective meanings of NI 51-102) with the current auditors or any former auditors of the Corporation;

(u)

the audit committee’s responsibilities and composition comply with National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators, as such instrument applies to “venture issuers”;

(v)

the authorized share structure of the Corporation consists of: (i) an unlimited number of super voting shares in the capital of the Corporation; (ii) an unlimited number of subordinate voting shares in the capital of the Corporation; (iii) an unlimited number of proportionate voting shares in the capital of the Corporation; and (iv) an unlimited number of special subordinate voting shares. As of December 31, 2020, (A) 500,000 super voting shares in the capital of the Purchaser were issued and outstanding; (B) 194,085,615 subordinate voting shares in the capital of the Corporation were issued and outstanding; (C) 197,598 proportionate voting shares in the capital of the Corporation were issued and outstanding (which are convertible on a 1:200 basis into 39,519,572 subordinate voting shares); and (D) 63,900,000 special subordinate voting shares were issued and outstanding and convertible on a 1:0.00001 basis into 639 subordinate voting shares;

(w)

As of December 31, 2020, (A) an aggregate of 22,367,112 subordinate voting shares in the capital of the Corporation are issuable upon the exercise of outstanding options issued pursuant to the long-term incentive plan of the Corporation, (B) an aggregate of 1,015,465 subordinate voting shares in the capital of the Corporation are issuable upon the settlement of restricted share units issued pursuant to the long-term incentive plan of the Corporation, (C) an aggregate of 6,197,577 subordinate voting shares in the capital of the Corporation are issuable upon the exercise of outstanding warrants of the Corporation, (D) an aggregate of 126,490,599 subordinate voting shares in the capital of the Corporation are issuable upon the redemption of redeemable units of Cresco Labs, LLC, and (E) an aggregate of 78,977 subordinate voting shares in the capital of the Corporation are issuable in connection with the acquisition by the Corporation of CannaRoyalty Corp. d/b/a Origin House. As of December 31, 2020, except for such subordinate voting shares in the capital of the Corporation described in the immediately preceding sentence and the Consideration Shares issuable in connection with the Arrangement, there are no securities, options, warrants, stock appreciation rights, restricted stock units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever to which the Corporation or any no person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued Subordinate Voting Shares or other securities of the Corporation or any Cresco Subsidiary or any other security convertible into or exchangeable for any such shares, or to require the Corporation or any Cresco Subsidiary to purchase, redeem or otherwise acquire any of the outstanding securities in the capital of the Corporation or any Cresco Subsidiary, except as disclosed or incorporated by reference in the Prospectus in respect of the Corporation;

(x)

except as disclosed or incorporated by reference in the Prospectus, to the knowledge of the Corporation, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation or any Cresco Subsidiary;

(y)

except as disclosed or incorporated by reference in the Prospectus, no legal or governmental actions, suits, judgments, investigations or proceedings are pending to which the Corporation or any Subsidiary, or to the knowledge of the Corporation, the directors, officers or employees of the Corporation or a Subsidiary of the Corporation are a party or to which the assets and properties of the Corporation or a Subsidiary of the Corporation is subject and, to the knowledge of the Corporation, no such proceedings have been threatened against or are pending with respect to the Corporation or any Subsidiary of the Corporation, or with respect to their assets and properties and none of the Corporation or any Subsidiary of the Corporation is subject to any judgment, order, writ, injunction, decree or award of any governmental authority, which, either individually or in the aggregate, could reasonably be expected to have a material adverse effect;

(z)	neither the Corporation nor any Cresco Subsidiary is in violation of its constating documents;

(aa)

except as disclosed or incorporated by reference in the Prospectus, other than liens arising in the ordinary course of business which, individually or in the aggregate, do not and will not have a material adverse effect, the Corporation and each Cresco Subsidiary owns or has the right to full use of all assets and properties owned or used in its business free and clear of any actual, pending or, to the knowledge of the Corporation, threatened claims, liens, charges, options, set-offs, free-carried interests, royalties, encumbrances, security interests or other interests whatsoever;

(bb)

except as would not reasonably be expected to have a material adverse effect, all contracts to which the Corporation and/or any Cresco Subsidiary is a party are, to the knowledge of the Corporation, in full force and effect and are valid and enforceable by and against the Corporation or the Cresco Subsidiary, as the case may be, in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principals when equitable remedies are sought, applicable statutes of limitations and by the fact that the ability to sever unenforceable terms may be limited by applicable laws, and none of the Corporation or any Cresco Subsidiary is in material default or breach of any material contract;

(cc)

to the knowledge of Cresco and other than certain restrictions on the registration of trademarks, patents and other Intellectual Property related to cannabis at the U.S. federal level, the Corporation and/or the Cresco Subsidiaries, as applicable, own or have obtained valid and enforceable licenses for, or other rights to use, the Intellectual Property material to its business as of the date hereof and the Corporation and each Cresco Subsidiary is not a party to or bound by any contract or any other obligation whatsoever that limits or impairs its ability to sell, transfer, assign or convey, or that otherwise affects, such Intellectual Property, except in each case that would not have a material adverse effect. There is no pending action or proceeding, nor any action threatened in writing or proceeding, against any person by the Corporation and the Cresco Subsidiaries with respect to the use of the Intellectual Property material to its business, and there are no state of facts or circumstances which cast doubt on the validity or enforceability of such Intellectual Property, except for circumstances which would not have a material adverse effect. To the knowledge of the Corporation, the conduct of the Corporation’s and the Cresco Subsidiaries’ respective businesses does not infringe upon the intellectual property rights, domestic or foreign, of any other person, except where such infringement would not have a material adverse effect and the Corporation and the Cresco Subsidiaries have not received any claim or notice (written or otherwise) that the conduct of their respective businesses, including the use of the Intellectual Property, infringes upon or breaches any industrial or intellectual property rights of any other person, or the trade secrets, know-how or confidential or proprietary information of any other person, except where such infringement would not reasonably be expected to result in a material adverse effect;

(dd)

with respect to each of the premises of the Corporation and each of the Cresco Subsidiaries that is material to the business of the Corporation and which the Corporation or a Cresco Subsidiary occupies as tenant (each, a “Leased Premises”), the Corporation or a Cresco Subsidiary occupies such Leased Premises and has the exclusive right to occupy and use such Leased Premises and each of the leases pursuant to which the Corporation or a Cresco Subsidiary occupies such Leased Premises is, to the knowledge of the Corporation, in good standing and in full force and effect in all material respects under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made or proposed to be made of such property and buildings by the Corporation or the Cresco Subsidiaries;

(ee)	neither the Corporation nor any Cresco Subsidiary is a party to or bound by any collective agreement and is not currently conducting negotiations with any labour union or employee association;

(ff)

the Corporation and each Cresco Subsidiary is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and has not and is not engaged in any unfair labour practice;

(gg)

each employee benefit plan that is maintained, administered or contributed to by the Corporation and the Cresco Subsidiaries for employees or former employees of the Corporation and the Cresco Subsidiaries has been maintained in all material respects in compliance with its terms and Applicable Laws. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Corporation and the Cresco Subsidiaries, except as would not reasonably be expected to have a material adverse effect;

(hh)

no material labour dispute, disruption, grievance, arbitration or other conflict exists with the employees of the Corporation or the Cresco Subsidiaries, or, to the knowledge of the Corporation, is imminent or threatened;

(ii)

to the knowledge of the Corporation, since January 1, 2020, none of the directors, officers or employees of the Cresco Subsidiaries, any person who owns, directly or indirectly, an ownership interest in the Cresco Subsidiaries or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation or the Cresco Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Corporation or the Cresco Subsidiaries, except as disclosed or incorporated by reference in the Prospectus;

(jj)

the Corporation and the Cresco Subsidiaries (i) have obtained insurance policies with responsible insurers as are appropriate to their respective assets and properties, are sufficient for all applicable requirements of applicable law and in such amounts and against such risks as are customarily carried and insured against by comparable businesses, and all such insurance policies are in full force and effect, except as would not reasonably be expected to have a material adverse effect; (ii) are not in material default with respect to the payment of any premium or compliance with any of the provisions contained in such insurance policies and have not failed to give any notice or present any material claim under any such insurance policy in due and timely fashion. Except as would not reasonably be expected to have a material adverse effect, neither the Corporation nor any Cresco Subsidiary has received notice from any of the insurers regarding cancellation of such insurance policy;

(kk)

the minute books, share certificate books, registers of securityholders, registers of transfers and registers of directors and partners and any similar corporate records of the Corporation and the Cresco Subsidiaries are complete and accurate in all material respects;

(ll)

other than in respect of the U.S. Marijuana Laws or as otherwise publicly announced, to its knowledge, neither the Corporation nor the Cresco Subsidiaries are aware of any applicable law or governmental position or change in applicable law or change in governmental position which it anticipates may have a material adverse effect;

(mm)

except as would not have a material adverse effect, each of the Corporation, the Cresco Subsidiaries and each of their respective assets and properties and the operation of their respective businesses, (i) are in compliance with any and all Environmental Laws, (ii) the Corporation and each of the Cresco Subsidiaries has complied in all respects with all reporting and monitoring requirements under all Environmental Laws), (iii) has received all material permits, licenses or other approvals required under applicable Environmental Laws to conduct their business, and (iv) is in compliance with all terms and conditions of any such permit, license or approval;

(nn)

except for the Agent and its sub-agent, there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement;

(oo)

except as disclosed or incorporated by reference in the Prospectus, since September 30, 2020, there has not been any material change in the business, affairs, operations, revenues, capital, properties, assets or liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and the Subsidiaries (taken as a whole) which would have a material adverse effect;

(pp)

neither the Corporation nor any of the Cresco Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation or any of the Cresco Subsidiaries has, in the course of its actions for, or on behalf of, the Corporation or any of the Cresco Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any domestic government official, “foreign official” (as defined in the FCPA) or employee from corporate funds; (iii) violated or is in violation of any provision of the FCPA or any other applicable anti-bribery statute or regulation; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, foreign official or employee; and the Corporation and the Cresco Subsidiaries have conducted their respective businesses, transactions, negotiations, discussions and dealings in compliance with applicable anti-bribery and anti-corruption statutes laws and regulations applicable in any jurisdiction in which they are located or conducting business;

(qq)

other than in respect of certain United States federal laws relating to the cultivation, distribution or possession of marijuana in the United States and other related judgments, orders or decrees (collectively, the “U.S. Marijuana Laws”), the operations of the Corporation and the Cresco Subsidiaries are and have been conducted at all times in compliance with the anti-money laundering laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority to which they are subject (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Corporation or the Cresco Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(rr)

neither the Corporation nor any of the Cresco Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or person acting on behalf of the Corporation or the Cresco Subsidiaries is currently subject to any U.S. sanctions administered by OFAC; and the Corporation will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other person or entity, for the purpose of facilitating or financing the activities of or business with any person, or in any country or territory, that currently is the subject to any sanctions administered by OFAC;

(ss)	the Corporation has not filed any confidential material change report which remains confidential as at the date hereof;

(tt)

the Corporation has filed a current annual information form in the form prescribed by NI 51-102 in each of the Qualifying Provinces prior to the date of this Agreement; the Corporation is as of the date hereof an Eligible Issuer in the Qualifying Jurisdictions and, on the dates of and upon filing of Prospectus, will be an Eligible Issuer in the Qualifying Jurisdictions and there will be no documents required to be filed under the Applicable Securities Laws of the Qualifying Jurisdictions in connection with the Offering of the Offered Shares that will not have been filed as required as at those respective dates;

(uu)

the Corporation has filed all documents forming the Public Record on a timely basis, except for any failure to file on a timely basis which is not material. As of their respective dates, the documents forming the Public Record complied in all material respects with the requirements of the Applicable Securities Laws of the Qualifying Provinces, and none of the documents forming the Public Record, when filed, contained any misrepresentation or contained an untrue statement of a material fact, or an omission to state a material fact that is required;

(vv)

the Offered Shares will at the Closing Time qualify as eligible investments as described in the Prospectus under the heading “Eligibility for Investment” and the Corporation will not take or permit any action within its control which would cause the Offered Shares to cease to be qualified, during the period of distribution of the Offered Shares, as eligible investments to the extent so described in the Prospectus;

(ww)	Odyssey Trust Company has been duly appointed as the registrar and transfer agent for the Subordinate Voting Shares at or prior to the Closing Time;

(xx)

all forward-looking information and statements of the Corporation contained in the Prospectus and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based;

(yy)

the statistical, industry and market related data included, or incorporated by reference, in the Prospectus are derived from sources which the Corporation reasonably believes to be accurate, reasonable and reliable, and such data is consistent with the sources from which it was derived;

(zz)

other than in respect of U.S. Marijuana Laws, the acquisitions of the respective material businesses and/or companies disclosed in the Documents Incorporated by Reference were effected in compliance with all applicable Laws, and no payments will accrue, be owing or be payable by, the Corporation or any Cresco Subsidiary to any person in connection with any such acquisition except (i) as and to the extent disclosed in the Documents Incorporated by Reference; or (ii) for any such payments as would not be material to the Corporation and the Cresco Subsidiaries (taken as a whole);

(aaa)

other than in respect of U.S. Marijuana Laws and except as would not reasonably be expected to have a material adverse effect: (i) the Cresco Subsidiaries have all licenses, permits, authorizations, certifications, consents and orders necessary for the conduct of its business as presently conducted, (ii) none of the Cresco Subsidiaries have received any penalty, enforcement action or public notice violation or notice thereof from any state, municipal or local government in respect of such licenses and/or permits, and (iii) each Cresco Subsidiary is in compliance in all material respects with each material license and permit held by it;

(bbb)

the Corporation has not entered into any agreement to complete any “significant acquisition” nor is it contemplating any “probable acquisitions” (as such terms are described in Applicable Securities Laws), that would require, pursuant to NI 44-101, any financial statements or pro forma financial statements in respect thereof to be included in the Prospectus;

(ccc)

other than as disclosed in or incorporated by reference in the Offering Documents, the Corporation has not entered into any agreement or arrangement in respect of a transaction that would be a “significant acquisition” for the purposes of Part 8 of NI 51-102 and there are no proposed acquisitions by the Corporation that have progressed to the state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and would be a “significant acquisition” for the purposes of Part 8 of NI 51-102 if completed as of the date of the supplement relating to the Subordinate Voting Shares; and

(ddd)	the Corporation is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act).

10.	Services Provided by the Agent and Compensation

In return for the Agent’s services, including acting as the Corporation’s agents in arranging for the sale of the Qualified Securities and performing administrative work in connection with the sales of the Qualified Securities, the Corporation will pay to the Agent an aggregate fee in cash equal to 4.0% of the aggregate gross proceeds realized from the sale of the Qualified Securities (other than gross proceeds raised from President’s List Purchasers) (the “Agent’s Commission”).

The obligation of the Corporation to pay the Agent’s Commission shall arise at the Closing Time with respect to the Offered Shares or the Option Closing Time with respect to the Additional Offered Shares, as applicable. The Agent’s Commission shall be fully earned by the Agent at such time.

For greater certainty, the services provided by the Agent in connection herewith will not be subject to the Goods and Services Tax or Harmonized Sales Tax (“GST”) provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that the Canada Revenue Agency determines that GST provided for in the Excise Tax Act (Canada) is eligible on the Agent’s Commission, the Corporation agrees to pay the amount of GST forthwith upon the request of the Agent.

11.	Exercise of Agent’s Option

The Agent may exercise the Agent’s Option, in whole or in part, at any time and from time to time prior to the Option Expiry Date by delivery of written notice to the Corporation of the number of Additional Offered Shares in respect of which the Agent’s Option is being exercised and the date for delivery of the Additional Offered Shares (an “Agent’s Option Notice”). The Agent’s Option Closing Date shall be determined by the Agent but shall not be earlier than two Business Days or later than seven Business Days after delivery of the Agent’s Option Notice. In the event the Agent’s Option is exercised prior to the Closing Date, the Option Closing shall take place together with the Closing on the Closing Date. Upon exercise of the Agent’ Option as provided herein the Corporation shall become obligated to sell the total number of Additional Offered Shares in respect of which the Agent is exercising the Agent’s Option.

Any such closing shall be referred to as an “Option Closing” and shall be conducted in the same manner as the Closing. At any Option Closing, the Corporation and the Agent shall make all necessary payments and the Corporation shall, at its sole expense, deliver all of the certificates, opinions and other documents to be delivered by it on the Closing Date, each updated to the date of any such Option Closing.

12.	Delivery of Qualified Securities, Agent’s Commission and Purchase Price

(a)

The purchase and sale of the Qualified Securities for which orders have been received, shall be completed at the offices of Corporation’s Counsel, in the City of Toronto, or electronically at the Closing Time or the Option Closing Time, as applicable.

(b)

The delivery of the Qualified Securities (other than Qualified Securities purchased by President’s List Purchasers) is to be made to the Agent (or as directed by the Agent) on behalf of the Purchasers, at the Closing Time or the Option Closing Time, as applicable. At the Closing Time or the Option Closing Time, as applicable, the Corporation shall deliver to the Agent, or as the Agent may direct: (i) one or more global certificates representing the Offered Shares and Additional Offered Shares, respectively, sold pursuant to the Offering (other than Qualified Securities purchased by President’s List Purchasers) registered in the name of CDS Clearing and Depositary Services Inc., or its nominee (“CDS”), or otherwise effect or cause to be effected one or more electronic deposit(s) pursuant to the non-certificated issue system maintained by CDS, or via the direct registration system, such quantity of Qualified Securities as the Agent may direct the Corporation in writing, and/or (ii) certificates or evidence of the issuance of the Subordinate Voting Shares from the Corporation’s transfer agent, including notices under a non-certificated registry (direct registration advice),against payment to the Corporation of the aggregate purchase price for the Qualified Securities in lawful money of Canada or the United States by certified cheque, bank draft or wire transfer of immediately available funds to an account designated by the Corporation, against the delivery of cross-receipts therefor.

(c)

In the event the Corporation shall subdivide, consolidate or otherwise change its Subordinate Voting Shares prior to the Closing Time or the Option Closing Time, as applicable, the number of Qualified Securities issued after such subdivision, consolidation or change shall be similarly subdivided, consolidated or changed such that the Purchasers would be entitled to receive the equivalent of the number and type of Securities that they would have otherwise been entitled to receive if such Qualified Securities were issued to such Purchaser prior to such subdivision, consolidation or change. The subscription price per Qualified Securities shall be adjusted accordingly and notice shall be given to the Agent of such adjustment. In the event that the Agent disagrees with the foregoing adjustment, such adjustment shall be determined conclusively by the Auditors at the Corporation’s expense.

(d)

The Corporation shall, prior to the Closing Date or the Option Closing Date, as applicable, make all necessary arrangements that are within the control of the Corporation for the issuance of the definitive certificates, if any, representing the Subordinate Voting Shares comprising the Offered Shares and Additional Offered Shares on the Closing Date or the Option Closing Date, as applicable, with the Transfer Agent. The Corporation shall pay all fees and expenses payable to the Transfer Agent in connection with the preparation, delivery, certification and issuance of the Subordinate Shares comprising the Offered Shares and Additional Offered Shares.

13.	Closing Conditions

For the purposes of this Section 13, the term “Closing” shall include “Option Closing”, where applicable, the term “Closing Time” shall include “Option Closing Time”, where applicable, and the term “Closing Date” shall include “Option Closing Date”, where applicable.

The Agent’s obligations (and the obligations of the Purchasers) to complete a Closing at the Closing Time, shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the date of this Agreement and as of the Closing Date, if applicable, the performance by the Corporation of its obligations under this Agreement and the following conditions:

(a)

the Agent shall have received at the Closing Time a certificate dated the Closing Date, signed by the Chief Executive Officer of the Corporation, or such other person(s) as may be acceptable to the Agent, certifying for and on behalf of the Corporation and not in his personal capacity:

(i)

that (A) there has been no material adverse change, financial or otherwise, to such date in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation; and (B) no transaction has been entered into by the Corporation which is material to the Corporation, in each case other than as disclosed in the Prospectus (as it existed at the time of filing);

(ii)

that no order, ruling or determination having the effect of ceasing or suspending trading in the Subordinate Voting Shares or any other securities of the Corporation has been issued and no proceedings for such purposes are pending or, to the best of the knowledge, information and belief of the person signing such certificate, are contemplated or threatened;

(iii)

that the Corporation has complied in all material respects with all terms and conditions of this Agreement to be complied with by the Corporation (unless waived by the Agent) at or prior to the Closing Time;

(iv)

that the representations and warranties of the Corporation contained herein are true and correct in all material respects as of the Closing Date with the same force and effect as if made at and as of the Closing Date after giving effect to the transactions contemplated by this Agreement provided in each case that representations and warranties made as of a specific date shall be required to be so true and correct as of such date only; and

(v)	such other matters as the Agent or the Agent’s Counsel may reasonably request;

(b)

the Agent shall have received at the Closing Time a certificate dated the Closing Date, signed by an appropriate officer of the Corporation, addressed to the Agent and Agent’s Counsel, with respect to the constating documents of the Corporation, the authorizing resolutions related to the Prospectus, the Offering, this Agreement, the Supplement and the incumbency and specimen signatures of signing officers;

(c)

the Agent shall have received at the Closing Time favourable legal opinions dated the Closing Date from the Corporation’s Counsel, and any other local counsel, in form and substance satisfactory to the Agent, acting reasonably (it being understood that such counsel may rely to the extent appropriate in the circumstance: (i) as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation and on certificates of the Transfer Agent, as to the issued capital of the Corporation; and (ii) as to matters of fact not independently established, on certificates of public officials).

(d)

the Agent shall have received at the Closing Time a “bring down” comfort letter from the Auditors, dated the Closing Date, in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent and in form and substance satisfactory to the Agent and the Agent’s Counsel, provided that such comfort letter shall be based on a review by the Auditors having a cut-off date not more than two Business Days prior to the Closing Date;

(e)

the Corporation shall have received notice of conditional approval of the CSE for the listing of the Offered Shares and the Additional Offered Shares, subject only to the satisfaction of customary conditions set forth therein;

(f)

the Agent shall have received confirmation from the Corporation that the Corporation is not on the defaulting issuer’s list (or equivalent) maintained by the Canadian Securities Regulators in the Qualifying Provinces;

(g)	the Agent shall have received at the Closing Time a certificate of good standing (or equivalent), dated as of the Closing Date, in respect of the Corporation;

(h)

the Corporation will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate securities regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Qualified Securities to the Purchasers prior to the Closing Time; as herein contemplated, it being understood that the Agent shall do all that is reasonably required to assist the Corporation to fulfil this condition, subject only to the standard post-Closing conditions imposed by the CSE and any post-Closing notice filings under applicable U.S. Securities Laws;

(i)

the Agent shall have received at the Closing Time a certificate from the Transfer Agent and signed by an authorized officer of Transfer Agent confirming the issued capital of the Corporation as at a date no more than two Business Days prior to the Closing Date;

(j)

the Agent shall have received a lock-up agreement in form satisfactory to the Corporation and the Agent, each acting reasonably, from each of the directors and executive officers of the Corporation holding office at the time of Closing, covering the period set forth in Section 14; and

(k)

if any sales of Qualified Securities have been made to U.S. Purchasers, the Agent shall have received a legal opinion of McDermott Will & Emery LLP, special U.S. securities counsel to the Corporation, addressed to the Agent and the U.S. Placement Agent dated as of the Closing Date, in form and substance satisfactory to the Agent, acting reasonably, to the effect that, subject to customary assumptions, the offer and sale of the Qualified Securities to U.S. Purchasers in accordance with this Agreement, including Schedule A, are not required to be registered under the U.S. Securities Act, it being understood that no opinion is expressed as to any subsequent resale of such Qualified Securities.

The Corporation agrees that the conditions contained in this Section 13 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its reasonable best efforts to cause all such conditions to be complied with. It is understood that the Agent may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the foregoing terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agent any such waiver or extension must be in writing and signed by or on behalf of the Agent. If any of the foregoing conditions are not met, the Agent may terminate their obligations under this Agreement without prejudice to any other remedies the Agent may have.

14.	Restrictions on Further Issues or Sales

During the period commencing on the date hereof and ending 30 days following the Closing Date, the Corporation will not, directly or indirectly, without the prior written consent of the Agent (such consent not to be unreasonably withheld or delayed), issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, any additional Subordinate Voting Shares or any securities convertible into or exchangeable for Subordinate Voting Shares, other than issuances: (i) to satisfy rights or obligations under securities or other financial instruments of the Corporation existing and outstanding as of the date hereof; (ii) the issuance of securities in connection with arm’s length property or share acquisitions; or (iii) the grant of equity incentives in the normal course under existing equity incentive plans.

15.	Rights of Termination

(a)	Due Diligence

If, at any time prior to Closing, the Agent is not satisfied with the results of any due diligence investigations and examinations with respect to the Corporation conducted by or on behalf of the Agent, the Agent shall be entitled at its sole option, acting reasonably, to terminate its obligations and any obligations of any Selling Firms under this Agreement by written notice to that effect given to the Corporation at any time prior to Closing.

(b)	Proceedings

If, prior to the Closing Time or the Option Closing Time, as applicable, any inquiry, action, suit, investigation or other proceeding whether formal or informal is announced, instituted or threatened or any order is made by any federal, provincial or other domestic or foreign governmental authority in relation to the Corporation, or the directors or officers of the Corporation, or there is a change of Law, which, in the sole opinion of the Agent, acting reasonably, operates to prevent or restrict, or materially adversely affects the distribution of the Qualified Securities or which, in the sole opinion of the Agent, acting reasonably, adversely affects the marketability of the Qualified Securities in a material manner, the Agent shall be entitled, at its sole option, in accordance with Section 15(g), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time or the Option Closing Time, as applicable.

(c)	Regulatory Out Clause

If, prior to the Closing Date or the Option Closing Date, as applicable, the Corporation fails to obtain any of the regulatory approvals required in connection with the transactions contemplated by this Agreement, including, without limitation, for the listing of the Offered Shares and the Additional Offered Shares on the CSE, subject only to the standard post-Closing conditions imposed by the CSE, the Agent, acting reasonably, shall be entitled to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing.

(d)	Disaster/Market Out Clause

If, prior to the Closing Time or the Option Closing Time, as applicable, (i) there should develop, occur or come into effect or existence any state of facts or occurrence of national or international consequence or any action, including any act of terrorism, war or like event, any pandemic (including without limitation, matters caused by, related to or resulting from the COVID-19 Outbreak, to the extent that there is a material adverse development related thereto after the date of this Agreement), or national emergency or similar event or the escalation thereof, governmental law or regulation, enquiry or other occurrence, whether in any financial market or otherwise, of any nature whatsoever which, in the sole opinion of the Agent, acting reasonably, materially adversely affects or may materially adversely affect the marketability of the Qualified Securities, the Canadian or U.S. financial markets or the business, operations or affairs of the Corporation; or (ii) the state of the Canadian or U.S. financial markets is such that, in the sole opinion of the Agent, acting reasonably, the Qualified Securities cannot be profitably marketed; then, in any one or more of the foregoing cases, such Agent shall be entitled, at its sole option, in accordance with Section 15(g), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time or the Option Closing Time, as applicable.

(e)	Material Change

If, prior to the Closing Time or the Option Closing Time, as applicable, there should occur or be announced by the Corporation any material change, a change in any material fact such as is contemplated by Section 8, or there should be discovered any previously undisclosed material fact required to be disclosed in the Prospectus or a Prospectus Amendment, which results or, in the sole opinion of the Agent, might reasonably be expected to result, in the Purchasers of a material number of Qualified Securities exercising their right under applicable legislation to withdraw from their purchase of Qualified Securities or, in the sole opinion of the Agent might reasonably be expected to have a significant adverse effect on the market price or value of the Qualified Securities, the Agent shall be entitled, at its sole option, in accordance with Section 15(g), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time or the Option Closing Time, as applicable.

(f)	Non-Compliance With Conditions

The Corporation agrees that all terms and conditions of this Agreement (including without limitation the conditions set forth in Section 13 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its reasonable best efforts to cause such conditions to be complied with, and that any failure by it to comply with, or any breach of, or failure to satisfy any such conditions shall entitle the Agent to terminate their obligations under this Agreement by notice to that effect given to the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable, unless otherwise expressly provided in this Agreement. The Agent may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Agent only if such waiver or extension is in writing and signed by the Agent.

(g)	Exercise of Termination Rights

The rights of termination contained in Sections 15(a), (b), (c), (d), (e) and (f) may be exercised by the Agent in addition to any other rights or remedies that the Agent may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Agent to the Corporation or on the part of the Corporation to the Agent except in respect of any liability which may have arisen prior to or arise after such termination under any of Sections 16 and 17.

(h)	Other Termination

Notwithstanding the foregoing and for the avoidance of doubt, this Agreement may be terminated at any time at or prior to the Closing Time or the Option Closing Time, as applicable, upon the mutual written agreement of the Corporation and the Agent, if the parties hereto decide not to proceed with the Offering.

16.	Indemnities

The Corporation agrees to indemnify and save harmless the Agent and its affiliates, and their respective directors, officers, employees, partners, agents and advisors, including the Selling Firms (provided that each such Selling Firm is in compliance with the covenants and obligations of the Agent set forth herein (as if such Selling Firm were an Agent) and their counsel, including Agent’s Counsel) (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses (except loss of profit), claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of professional services rendered to the Corporation by an Indemnified Party hereunder, whether performed before or after the Corporation’s execution of this Agreement, without limitation, in connection with Claims relating to or arising from the following:

(a)

any information or statement (except any information or statement relating solely to or provided by the Agent) contained in the Prospectus and any Prospectus Amendment, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except facts or information relating solely to the Agent and provided by the Agent) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(b)

the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered in connection with the Offering any material fact (except facts or information relating solely to the Agent and provided by the Agent) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(c)

any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation (as defined in the Securities Act (Ontario)) or alleged misrepresentation (except a misrepresentation relating solely to the Agent and provided by the Agent) in the Prospectus and any Prospectus Amendment (except any document or material delivered or filed solely by the Agent) based upon any failure or alleged failure to comply with Applicable Securities Laws (other than any failure or alleged failure to comply by the Agent) preventing and restricting the trading in or the sale of the Qualified Securities;

(d)

the non-compliance or alleged non-compliance by the Corporation with any material requirement of Applicable Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(e)

a material breach of any representation, warranty or covenant of the Corporation contained in this Agreement or the failure of the Corporation to comply in all material respects with any of its obligations hereunder, and further agrees to reimburse each Indemnified Party forthwith upon demand for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

The Corporation also agrees that no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on the Corporation’s behalf or in right for or in connection with this Agreement, except to the extent that any losses, expenses, Claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the Indemnified Party’s breach of this Agreement, or the gross negligence, wilful misconduct, or fraud of such Indemnified Party.

In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party breached this Agreement, or was grossly negligent or guilty of wilful misconduct or fraud in connection with a Claim in respect of which the Corporation has advanced funds to the Indemnified Party pursuant to this indemnity, such funds shall be reimbursed to the Corporation and thereafter this indemnity shall not apply to such Indemnified Party in respect of such Claim.

In case any action, suit, proceeding or Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Corporation, the Indemnified Party will give the Corporation prompt written notice of any such action, suit, proceeding, Claim or investigation of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel reasonably acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify shall not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Corporation of substantive rights or defences or to the extent that the Corporation is materially prejudiced thereby.

No admission of liability and no settlement, compromise or termination of any action, suit, proceeding, Claim, or investigation shall be made without the Corporation’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld.

Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)	employment of such counsel has been authorized in writing by the Corporation;

(b)	the Corporation has not assumed the defence of the action within a reasonable period of time after receiving notice of the Claim;

(c)

the named parties to any such Claim include both the Corporation and the Indemnified Party and the Indemnified Party shall have been advised by counsel in writing that there may be a conflict of interest between the Corporation and the Indemnified Party; or

(d)

the Indemnified Party has been advised in writing by counsel that there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, which makes representation by the same counsel inappropriate.

The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, the Corporation will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Corporation will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any excess of such amount over the amount of the fees actually received by the Indemnified Parties hereunder in which case such fees and expenses will be for the Corporation’s account.

The Corporation hereby acknowledges the Agent as trustee for each of the other Indemnified Parties of the Corporation’s covenants under this indemnity with respect to such persons and the Agent agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Corporation agrees that if any action, suit, proceeding or Claim shall be brought against, or an investigation has been commenced in respect of, the Corporation or the Corporation and the Agent, and personnel of the Agent shall be required to testify, participate or respond in respect of or in connection with the Engagement, the Corporation will reimburse the Agent monthly for the time spent by its personnel in connection therewith at reasonable per diem rates together with such fees and disbursements and reasonable out-of-pocket expenses as may be incurred.

17.	Fees and Expenses

Whether or not the transactions contemplated by this Agreement shall be completed, except as specifically provided below, all costs and expenses of or incidental to all other matters in connection with the transactions set out in this Agreement shall be borne directly by the Corporation, including without limitation:

(a)	all expenses of or incidental to the creation, issue, sale and delivery of the Securities;

(b)

all fees and expenses payable in connection with the qualification of the Offered Shares and the Additional Offered Shares, as applicable, for distribution and the fees relating to the listing of the Offered Shares and the Additional Offered Shares on any exchange;

(c)	the fees and disbursements of the Corporation’s Counsel;

(d)	the reasonable and documented fees of Agent’s Counsel in connection with the Offering up to a maximum of $150,000 plus disbursements and GST and other applicable taxes;

(e)	all fees and expenses of the Auditors;

(f)	the reasonable and documented fees and expenses relating to the marketing of the Qualified Securities (including “road shows”, marketing meetings and marketing documentation);

(g)	all reasonable and documented out-of-pocket expenses of the Agent including all travel expenses in connection with due diligence and marketing; and

(h)	all costs incurred in connection with the preparation, printing and mailing of the Prospectus.

Upon Closing, the Corporation shall execute and deliver an irrevocable direction to the Escrow Agent directing the Escrow Agent to pay to the Agent: (i) the Agent’s Commission, and (ii) an amount to cover the reasonable and documented expenses and disbursements of the Agent payable pursuant to the foregoing.

18.	Press Releases

The Corporation shall provide the Agent with a copy of all press releases to be issued by the Corporation concerning the Offering prior to the issuance thereof and shall give the Agent a reasonable opportunity to provide comments on any such press release. The Corporation shall cause any press release describing the Offering to include substantially the following language:

“NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.”

“This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein. The securities offered have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. persons (as both such terms are defined in Regulation S promulgated under the U.S. Securities Act) absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities offered in any jurisdiction in which such offer, solicitation, or sale would be unlawful.”

19.	Advertisements

The Corporation agrees, if requested by the Agent, to include a reference to the Agent and their role in any press release or other public communication issued by the Corporation with respect to the Offering. In any event, any press release issued by the Corporation after the execution of this Agreement until the earlier of the Closing and termination of this Agreement that mentions the Agent, shall be issued only after consultation with the Agent and in compliance with applicable Laws. If the Offering is successfully completed, and provided the Agent is not in breach of any material provision hereof, the Agent will be permitted to publish, at its own expense, such advertisements or announcements relating to the services provided hereunder in such newspaper or other publications as the Agent considers appropriate. The Corporation agrees that following the Closing Date, the Agent may place “tombstone” and other advertisements relating to their role in connection with the Offering.

20.	Market Stabilization

In compliance with Applicable Securities Laws and in connection with the Offering, the Agent may effect transactions that stabilize or maintain the market price of the Subordinate Voting Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

21.	Delivery of Funds

For the purposes of this Section 21, the term “Closing Date” shall include “Option Closing Date”, where applicable.

In order to facilitate an efficient and timely closing at the Closing Time, the Agent shall cause funds to be delivered by wire transfer to the Escrow Agent prior to the Closing Time. The Corporation agrees: that such delivery or transfer of funds prior to the Closing Time does not constitute a waiver by the Agent of any of the conditions of the Closing set out in this Agreement. Furthermore, the Corporation agrees that any such funds received prior to the Closing Time will be held by the Escrow Agent in trust solely for the benefit of the Agent until the Closing Time and, if the Closing does not occur at the scheduled Closing Time, such funds shall be returned by the same method of delivery as the Agent may direct, without interest. Upon the satisfaction of the conditions of the Closing, the funds held by the Escrow Agent in trust for the Agent shall be deemed to be delivered to the Corporation in satisfaction of the purchase price of the Offered Shares hereunder and upon such delivery the trust constituted by this Section 21 shall be terminated without further formality.

22.	Survival of Representations, Warranties, Covenants and Agreements

The representations, warranties, covenants and agreements of the Corporation and the Agent contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Qualified Securities shall be true and correct at the Closing Time or the Option Closing Time, as applicable, and shall survive the purchase of the Qualified Securities and shall continue in full force and effect until 24 months following the Closing Date.

23.	Conflict of Interest

The Corporation acknowledges that the Agent and its affiliates carry on a range of businesses, which include: (i) acting as a trader of, and dealer in, securities both as principal and on behalf of our clients, (ii) conducting research on securities and may, in the ordinary course of business, provide research reports and investment advice to our clients on investment matters, including with respect to any such person and/or Offering, and (iii) we may, in the ordinary course of business, extend loans or provide other financial services to any such person. It is possible that the Agent and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.

24.	Fiduciary

The Corporation hereby acknowledges that the Agent is acting solely as agent in connection with the offer and sale of the Qualified Securities. The Corporation further acknowledges that the Agent is acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Agent act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Agent may undertake or have undertaken in furtherance of such offer and sale of the Corporation’s securities, either before or after the date hereof. The Agent hereby expressly disclaims any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Agent agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Agent to the Corporation regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Agent agree that the Agent is acting as principal and not the agent or fiduciary of the Corporation and the Agent has not, and the Agent will not assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Agent has advised or is currently advising the Corporation on other matters). The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Agent with respect to any breach or alleged breach of any fiduciary duty to the Corporation in connection with the transactions contemplated by this Agreement.

25.	Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “Notice”) shall be in writing addressed as follows:

(a)	If to the Corporation, addressed and sent to:

400 W. Erie Street, Suite 110

Chicago, IL 60654

Attention:	Charles Bachtell
Email:	[Redacted - Confidential]

with a copy (for information purposes only and not to constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130, Toronto, ON, M5X 1A4

Attention:	Aaron Sonshine
Fax:	(416) 863-1716
Email:	sonshinea@bennettjones.com

(b)	If to the Agent, addressed and sent to:

ATB Capital Markets Inc.

66 Wellington Street West, Suite 3530

Toronto, Ontario M5E 1B5

Attention:	Adam Carlson
Fax:	[Redacted - Confidential]
Email:	[Redacted - Confidential]

with a copy (for information purposes only and not to constitute notice) to:

TingleMerrett LLP

1250, 639 – 5th Ave. SW

Calgary, Alberta T2P 0M9

Attention:	Scott Reeves
Fax :	(403) 571-8008
Email:	sreeves@tinglemerrett.com

or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered or sent by commercial courier to the addressee or sent by fax or email to the addressee and:

(i)

a Notice which is couriered or personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(ii)

a Notice which is sent by fax or email shall be deemed to be given and received on the first Business Day following the day on which it is sent, provided that the sender has evidence of a successful transmission, such as a fax confirmation or email receipt confirmation.

26.	Funds

All funds referred to in this Agreement shall be in Canadian dollars, unless otherwise expressly specified.

27.	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and shall supersede the letter agreement dated January 14, 2021 between the Corporation and the Agent and any other prior arrangement or understanding with the Agent except for any provisions thereof which by their terms survive until the completion of the Offering.

28.	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

29.	Time of the Essence

Time shall be of the essence of this Agreement.

30.	Governing Laws

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

31.	Counterparts/Electronic Signatures

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by facsimile or portable document format (.PDF) of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof all without the necessity of having to produce an original copy of such execution page.

(Signatures on the following pages)

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this letter where indicated below and returning the same to the Agent, upon which this letter as so accepted shall constitute an agreement among us.

Yours very truly,

ATB CAPITAL MARKETS INC.

By:	“Adam Carlson”
Name: Adam Carlson
Title: Managing Director

The foregoing is accepted and agreed to as of the date first above written.

CRESCO LABS INC.

By:	“Charles Bachtell”
Name: Charles Bachtell
Title: Chief Executive Officer & Director

Schedule A

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

A.	Definitions

Capitalized terms used in this Schedule A and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule is attached, and the following terms shall have the meanings indicated:

(a)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Qualified Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any such securities;

(b)

“Distribution Compliance Period” means the one year period (six months if the Corporation becomes an issuer with a class of securities registered under Section 12 of the Exchange Act or a reporting obligation under Section 15 of the Exchange Act) that begins on the later of (i) the date the Offered Shares are first offered to persons other than distributors in reliance on Regulation S; or (ii) the Closing Date; provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to have been made during the Distribution Compliance Period

(c)

“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it includes a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (a) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States, and (b) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(d)

“General Solicitation” or “General Advertising” means “general solicitation” or “general advertising”, as used in Rule 502(c) under the U.S. Securities Act, including, without limitation, any advertisements, articles, notices or other communications published on the internet or in any newspaper, magazine or similar media or broadcast over radio, television, or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e)	“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(f)	“U.S. QIB Letter” has the meaning set forth in paragraph B.8 below;

(g)	“Securities” means the Offered Shares and the Additional Offered Shares;

(h)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S.

B.	Representations, Warranties and Covenants of the Agent

The Agent acknowledges and agrees that the Securities have not been and will not be registered under the U.S. Securities Act or applicable securities laws of any state of the United States, and the Securities may be offered and sold only in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States. Accordingly, the Agent represents, warrants and covenants to and with the Corporation, as at the date hereof, the Closing Date and any Option Closing Date, that:

1.

Neither the Agent, the U.S. Placement Agent appointed by the Agent, their respective affiliates or any person acting on any of its or their behalf has offered or will offer any Securities except: (a) in Offshore Transactions, in accordance with Rule 903 of Regulation S; and (b) to, or for the account or benefit of, persons in the United States and U.S. Persons that are Qualified Institutional Buyers purchasing pursuant to the exemption from the registration requirements of the U.S. Securities Act afforded by Section 4(a)(2) thereof and in compliance with similar exemptions under applicable securities laws of any state of the United States as provided in paragraphs 3 through 14 below. Accordingly, none of the Agent, the U.S. Placement Agent appointed by the Agent, their respective affiliates or any person acting on any of their behalf, has made or will make (except as permitted in paragraphs 3 through 14 below): (i) any offer to sell, or any solicitation of an offer to buy, any Securities to, or for the account or benefit of, a person in the United States or a U.S. Person; (ii) any sale of Offered Shares to any Purchaser unless, at the time the buy order was or is originated, the Purchaser was outside the United States, not a U.S. Person, and not acting for the account or benefit of a person in the United States or a U.S. Person, or the Agent, the U.S. Placement Agent appointed by the Agent, their respective affiliates or any person acting on any of their behalf reasonably believed that such Purchaser was outside the United States, not a U.S. Person and not acting for the account or benefit of a person in the United States or a U.S. Person; or (iii) any Directed Selling Efforts.

2.

The Agent agrees that, at or prior to confirmation of the sale of the Securities, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Securities from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until one year (six months if the issuer is a reporting issuer with the United States Securities and Exchange Commission) after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S under the U.S. Securities Act. Terms used herein have the meanings given to them in Regulation S.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Securities by the Agent or its affiliates shall be made only in accordance with the provisions of Rule 903 or 904 of Regulation S; pursuant to a registration of the Securities under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act as provided in paragraphs 3 through 14 below.

Further, in connection with offers and sales of the Securities outside of the United States, the Agent shall require each such Purchaser to execute and deliver a Non-U.S. Purchaser Letter in the form agreed to by the Corporation and the Agent.

3.

The Agent has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Securities, except with the U.S. Placement Agent appointed by it, any other Selling Firm appointed by it or with the prior written consent of the Corporation. It shall require such U.S. Placement Agent and any such Selling Firm to agree in writing, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that such U.S. Placement Agent and such other Selling Firm complies with, the same provisions of this Schedule A as applies to the Agent as if such provisions applied to such U.S. Placement Agent and such other Selling Firm.

4.

All offers of Securities by the Agent for sale by the Corporation to, or for the account or benefit of, persons in the United States and U.S. Persons have been and shall be made only by the U.S. Placement Agent, which is a U.S. broker-dealer registered pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state of the United States in which offers and sales were or will be made (unless exempted from the respective state’s broker- dealer registration requirements) and in good standing with the Financial Industry Regulatory Authority, Inc. on the date of each such offer and sale, in compliance with all applicable U.S. federal and state broker-dealer requirements.

5.

Offers of Securities by the Agent through the U.S. Placement Agent and any persons acting on its or their behalf to, or for the account or benefit of, persons in the United States and U.S. Persons have not been made and shall not be made (i) by any form of General Solicitation or General Advertising, or (ii) in a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.

The Agent, its affiliates, including the U.S. Placement Agent, and any persons acting on its or their behalf has not taken and will not take any action that would cause the exemptions from the registration requirements of the U.S. Securities Act provided by Section 4(a)(2) thereof to be unavailable for offers and sales of the Securities in the United States, to U.S. Persons, or to persons acting for the account or benefit of U.S. Persons or persons in the United States or the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities outside the United States.

7.

The Agent will inform, or cause the U.S. Placement Agent to inform, all U.S. Purchasers, that the Securities have not been and will not be registered under the U. S. Securities Act and are being offered and resold to them without registration under the U. S. Securities Act in reliance upon Section 4(a)(2) thereof and in compliance with, or pursuant to an exemption from, the registration or qualification requirements of all applicable securities laws of any state of the United States.

8.

Any offer of, or solicitation of an offer to buy, Securities that has been made or will be made by the Agent through the U.S. Placement Agent to, or for the account or benefit of, a person in the United States or a U.S. Person was or will be made only to Qualified Institutional Buyers.

9.

The Agent, acting through the U.S. Placement Agent, has offered and will offer the Securities to, or for the account or benefit of, persons in the United States and U.S. Persons only to offerees with respect to which the Agent or the U.S. Placement Agent has a pre-existing business relationship. Immediately prior to transmitting the U.S. Memorandum, the Agent or the U.S. Placement Agent had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer and, on the date hereof, it continues to believe that each U.S. is a Qualified Institutional Buyer.

10.

Each offeree of Securities offered by the Agent through the U.S. Placement Agent that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person has been or shall be provided with a copy of the U.S. Memorandum, in the form agreed to by the Corporation and the Agent, including the Base Prospectus or the Prospectus. Prior to any sale of Securities by the Corporation to a U.S. Person identified by the Agent through the U.S. Placement Agent, each such U.S. Purchaser shall be provided with a copy of the final U.S. Memorandum, including the Prospectus, and no other written material shall be used in connection with the offer or sale of the Securities to, or for the account or benefit of, persons in the United States and U.S. Persons.

11.

Prior to the completion of any sale by the Corporation of Securities to a U.S. Purchaser identified by the Agent through the U.S. Placement Agent, each such U . S . Purchaser will be required to execute and deliver to the Corporation a Qualified Institutional Buyer Letter in the form attached as Exhibit I to the final U.S. Memorandum (the “U.S. QIB Letter”).

12.

Prior to the Closing Date and any Option Closing Date, the Agent and the associated U.S. Placement Agent that has Offered Shares to, or for the account or benefit of, persons in the United States and U.S. Persons will provide the Corporation and the Transfer Agent with a list of all Purchasers of the Securities identified by such Agent and U.S. Placement Agent that are U.S. Purchasers. Prior to the Closing Date and any Option Closing Date, the Agent will provide the Corporation with copies of all U.S. QIB Letters, duly executed by such U.S. Purchasers for acceptance by the Corporation.

13.

At Closing, the Agent and the associated U.S. Placement Agent that has Offered Shares to, or for the account or benefit of, persons in the United States and U.S. Persons or sold Securities to U.S. Purchasers will provide a certificate, substantially in the form of Exhibit 1 to this Schedule A, relating to the manner of the offer and sale of the Securities to, or for the account or benefit of, persons in the United States and U.S. Persons or the Agent will be deemed to have represented and warranted that no offers or sales of the Securities were made by it in the United States or to, or for the account or benefit of, persons in the United States and U.S. Persons.

14.

None of the Agent, the U.S. Placement Agent appointed by them, their respective affiliates or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Securities.

C.	Representations, Warranties and Covenants of the Corporation

The Corporation acknowledges and agrees that the Securities have not been and will not be registered under the U.S. Securities Act or applicable securities laws of any state of the United States, and the Securities may be offered and sold only in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States. Accordingly, the Corporation represents, warrants, covenants and agrees to and with the Agent, as of the date hereof, the Closing Date and any Option Closing Date, that:

1.

The Corporation is a “foreign issuer”, within the meaning of Rule 902(e) of Regulation S, and believes that there is a Substantial U.S. Market Interest in the Securities or any class of the Corporation’s equity securities.

2.

The Corporation is not, and as a result of the sale of the Securities and the application of the proceeds thereof will not be, required to be registered as an “investment company”, under the United States Investment Company Act of 1940, as amended.

3.

During the period in which the Securities are offered for sale, none of it, its affiliates, or any person acting on any of their behalf (other than the Agent, the U.S. Placement Agent, any other Selling Firm, any of their respective affiliates, or any person acting on any of their behalf in respect of which no representation, warranty, covenant or agreement is made): (i) has made or will make any Directed Selling Efforts; or (ii) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Securities to, or for the account or benefit of, persons in the United States or U.S. Persons, or (iii) has taken or will take any action that would constitute a public offering of the Securities to, or for the account or benefit of, persons in the United States or U.S. Persons within the meaning of Section 4(a)(2) of the U.S. Securities Act.

4.

For a period beginning six months prior to the commencement of the Offering and ending six months after completion of the Offering, none of it, its affiliates or any person acting on any of their behalf (other than the Agent, the U.S. Placement Agents, any other Selling Firm, any of their respective affiliates, or any person acting on any of their behalf in respect of which no representation, warranty, covenant or agreement is made) has sold, offered for sale or solicited any offer to buy, or will sell, offer for sale or solicit any offer to buy, any of the Corporation’s securities in a manner that would be integrated with the offer and sale of the Securities and would cause the exemption from registration set forth in section 4(a)(2) of the U.S. Securities Act to become unavailable with respect to the offer and sale of the Securities.

5.

The Corporation hereby agrees with the Agent not to register or permit the Transfer Agent to register any transfer of the Securities (whether offered and sold inside or outside of the United States, or to, or for the account or benefit of U.S. Persons or persons in the United States) not made in accordance with the provisions of Regulation S, pursuant to registration under the U.S. Securities Act, or pursuant to an exemption from such registration requirements.

6.

During the period in which the Securities are offered for sale, none of the Corporation, its affiliates, or any person acting on any of their behalf (other than the Agent, the U.S. Placement Agents, any other Selling Firm, any of their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty, covenant or agreement is made) has taken or will take any action (i) in violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Securities or (ii) that would cause the exemption afforded by Section 4(a)(2) of the U.S. Securities Act to be unavailable for offers and sales of the Securities to, or for the account or benefit of, persons in the United States and U.S. Persons in accordance with the Agreement, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities outside the United States to non-U.S. Persons in accordance with the Agreement.

7.

Except with respect to offers and sales of Securities in accordance with this Agreement (including this Schedule A) to Qualified Institutional Buyers in reliance upon the exemption from registration afforded by Section 4(a)(2) of the U.S. Securities Act, none of the Corporation, its affiliates, or any person acting on their behalf (other than the Agent, the U.S. Placement Agents, any other Selling Firm, any of their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Securities to, or for the account or benefit of, persons in the United States or U.S. Persons; or (B) any sale of Securities unless, at the time the buy order was or will have been originated, the Purchaser is (i) outside the United States and not a U.S. Person, not acting for the account or benefit of a person in the United States or a U.S. Person, or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believes that the Purchaser is outside the United States and not a U.S. Person, and not acting for the account or benefit of a person in the United States or a U.S. Person.

8.

None of the Corporation or any of its predecessors has had the registration of a class of securities under the U.S. Exchange Act revoked by the U.S. Securities and Exchange Commission pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

EXHIBIT 1

TO SCHEDULE A

AGENT’S CERTIFICATE

In connection with the private placement in the United States of the Securities of Cresco Labs Inc. (the “Corporation”) pursuant to the agency agreement dated effective as of January 19, 2021 by and between the Corporation and the Agent named therein (the “Agreement”), the undersigned do hereby certify as follows:

1.

AGP/Alliance Global Partners (the “U.S. Placement Agent”) was on the date of each offer and sale of Securities to, or for the account or benefit of, a person in the United States or a U.S. Person, and is on the date hereof, a duly registered broker-dealer with the United States Securities and Exchange Commission and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.

2.

All offers and sales of the Securities to, or for the account or benefit of, persons in the United States and U.S. Persons have been conducted by us through the U.S. Placement Agent and in accordance with the terms of the Agreement (including Schedule A thereto) and all applicable U.S. federal and state broker-dealer requirements.

3.

Immediately prior to offering Securities to each offeree that was, or was acting for the account or benefit of, a person in the United States or a U.S. Person (each, a “U.S. Offeree”), we had reasonable grounds to believe and did believe that each U.S. Offeree was a Qualified Institutional Buyer and, on the date hereof, we continue to believe that each U.S. Purchaser purchasing the Securities from the Corporation is a Qualified Institutional Buyer.

4.

Each U.S. Offeree of Securities was provided with a copy of the U.S. Memorandum, in the form agreed to by the Corporation and the Agent, including the Base Prospectus or the Prospectus, and each U.S. Purchaser of Securities was provided with a copy of the U.S. Memorandum, including the Prospectus, and no other written material was used in connection with the offer and sale of the Securities to, or for the account or benefit of, a person in the United States or a U.S. Person;

5.

No form of “general solicitation” or “general advertising” (as those terms are used in Rule 502(c) of Regulation D) was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer and sale of the Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

6.	Prior to any sale of Securities to a U.S. Purchaser, we caused each such U.S. Purchaser to execute and deliver a U.S. QIB Letter in the form of Exhibit I to the final U.S. Memorandum.

7.

Neither we nor any of our affiliates have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Securities.

8.	The offering of the Securities has been conducted by us in accordance with the terms of the Agreement, including Schedule A thereto.

SIGNATURE PAGE TO EXHIBIT 1, TO SCHEDULE A, AGENT’S CERTIFICATE

DATED this                  day of January, 2021.

ATB CAPITAL MARKETS INC.	A.G.P. / ALLIANCE GLOBAL PARTNERS

Name: Adam Carlson	Name:
Title: Managing Director	Title:

SCHEDULE B

CRESCO SUBSIDIARIES

AFS Maryland, LLC

Alta Supply, Inc.

Cali-Antifragile Corp.

CannaRoyalty Corp.

CRHC Holdings Corp.

Cub City, LLC

FloraCal

Kaya Management, Inc.

River Distributing Co., LLC

Arizona Facilities Supply, LLC

SLO Cultivation, Inc.

Cresco Labs, LLC

FloraMedex, LLC

JDRC Managed Services, LLC

MedMar, Inc.

PDI Medical III, LLC

Phoenix Farms of Illinois, LLC

Valley Agriceuticals, LLC

Cresco Labs Ohio, LLC

Cresco Yeltrah LLC

Cresco HHH, LLC